Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258266 and 333-258266-01

SCE Trust VIII

14,000,000 6.95% Trust Preference Securities

(Cumulative, Liquidation Amount $25 per Trust Preference Security)

Fully and unconditionally guaranteed, to the extent described in the related Prospectus, by

Southern California Edison Company

SUMMARY OF TERMS

Issuer:	SCE Trust VIII (the “Issuer”), a Delaware statutory trust, the sole assets of which will be the shares of Series N Preference Stock (the “Series N Preference Shares”) issued by Southern California Edison Company (the “Company”). The Company will own all of the common securities of the Issuer.

Guarantor:	The Company, to the extent described in the related prospectus dated May 7, 2024 (the “Prospectus”)

Securities Offered:	14,000,000 6.95% Trust Preference Securities (Cumulative)

Liquidation Amount:	$25 per Trust Preference Security

Aggregate Liquidation Amount:	$350,000,000

Expected Ratings of Securities*:	Baa3 / BB+ / BBB- (Moody’s / S&P / Fitch)

Trade Date:	May 7, 2024

Settlement Date:	May 13, 2024 (T+4)

Maturity:	Perpetual

Public Offering Price:	100% per Trust Preference Security

Distributions:	6.95% of the liquidation amount of $25 per Trust Preference Security per annum, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2024, subject to the Issuer receiving dividend payments on the Series N Preference Shares when, as, and if declared by the Company. Distributions on the Trust Preference Securities, and dividends on the Series N Preference Shares, are cumulative from the date of issue.

Optional Redemption:	The Company may redeem the Series N Preference Shares (i) at its option, in whole or in part, at any time, or from time to time, on or after May 13, 2029 at 100% of their liquidation preference, (ii) in whole, but not in part, at any time prior to May 13, 2029 within 90 days after the occurrence of certain changes in tax or investment company law or interpretation, as described in the Prospectus, at 101% of their liquidation preference, and (iii) in whole, but not in part, at any time prior to May 13, 2029 after the occurrence of certain changes in rating agency equity credit criteria, as described in the Prospectus, at 102% of their liquidation preference, plus, in all cases, accrued and unpaid dividends, if any. Upon any redemption of the Series N Preference Shares, a corresponding amount of Trust Preference Securities will be redeemed.

Voting Rights:	None generally, except as described in the Prospectus.

Ranking:	The Series N Preference Shares will rank equally with other series of the Company’s preference stock, including the Company’s Series E, G, H, J, K, L and M Preference Stock; junior to the Company’s cumulative preferred stock and secured and unsecured debt; and senior to the Company’s common stock. The Trust Preference Securities will effectively have the same ranking as the Series N Preference Shares, as described in the Prospectus.

Issuance of Senior Shares:	As long as any Series N Preference Shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the Series N Preference Shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	Neither the Trust Preference Securities nor the Series N Preference Shares will be convertible into shares of any other class or series of the Company’s capital stock or any other security.

Use of Proceeds:	The Issuer will use all the proceeds from the sale of the Trust Preference Securities (and the sale of the Issuer’s common securities to the Company) to purchase the Series N Preference Shares from the Company. The Company intends to use the net proceeds from the sale of the Series N Preference Shares to the Issuer for general corporate purposes, including but not limited to the redemption of outstanding preference stock.

U.S. Federal Income Tax Treatment:	Under current law, generally eligible for the “dividend-received deduction” (DRD) and “qualified dividend income” (QDI) treatment, as long as the Company has sufficient current or accumulated earnings and profits.

Listing:	Application will be made to list the Trust Preference Securities on the New York Stock Exchange under the symbol “SCE PR N.” If approved for listing, the Company expects the Trust Preference Securities will begin trading on the New York Stock Exchange within 30 days of their original issue date of May 13, 2024.

Form:	Book-entry only

CUSIP/ISIN:	80620A 208/ US80620A 2087

Joint Book-Running Managers:	BofA Securities, Inc. (“BofA Securities”) RBC Capital Markets, LLC (“RBC Capital Markets”) Wells Fargo Securities, LLC (“Wells Fargo Securities”)

Co-Managers:	Bancroft Capital, LLC Great Pacific Securities Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities at 1-800-294-1322, RBC Capital Markets at 1-866-375-6829, or Wells Fargo Securities at 1-800-645-3751.